Exhibit 99.1

JOINT NEWS RELEASE

Endeavour Silver and AuRico Gold Complete the Purchase/Sale of the
El Cubo Mine and Guadalupe y Calvo Project in Mexico

Vancouver, Canada – July 13, 2012 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) ("Endeavour") and AuRico Gold Inc. (TSX: AUQ, NYSE: AUQ) ("AuRico Gold") are pleased to announce that they have completed the acquisition by Endeavour of 100% interests in AuRico Gold’s El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico. Total consideration paid at closing by Endeavour was US$200 million comprised of US$100 million in cash and US$100 million in Endeavour common shares (11,037,528 shares). AuRico will also be entitled to receive up to an additional US$50 million in cash payments from Endeavour conditional on the occurrence of certain events during the next three years. Endeavour will provide more details on its plans for El Cubo and Guadalupe y Calvo next week.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. – Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to continue its growth into the senior ranks of primary silver mining companies.

Endeavour Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free: 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email: hugh@edrsilver.com, or lmccray@edrsilver.com, Website: www.edrsilver.com.

About AuRico Gold - AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company is focussed on its core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production early in the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com.

Early Warning Disclosure - AuRico acquired ownership and control over 11,037,528 Endeavour common shares issued from treasury pursuant to the transaction at a deemed purchase price of $9.06 per share. After giving effect to such issuance AuRico owns and controls 11,037,528 Endeavour common shares representing approximately 11% of the outstanding Endeavour common shares on a non-diluted basis.

AuRico acquired the common shares for investment purposes. Depending on market conditions and other factors, AuRico may from time to time acquire additional securities of Endeavour or dispose of securities of Endeavour in the open market, by private agreement or otherwise, or continue to hold its then current position.

AuRico Contact Information - For more information or to obtain a copy of the related early warning report (the "Report") to be filed by AuRico with the applicable securities commissions via the SEDAR website (www.sedar.com) under the profile for AuRico, please contact:

AuRico Gold Inc.
Anne Day, Vice President, Investor Relations and Communications
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Tel: (647) 260-8880 or
Email: anne.day@auricogold.com